February 12, 2010

Via Edgar and Facsimile

Mr. Gary R. Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 0610

Washington, DC 20549

Re:	ACL Semiconductors Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 14, 2009
File No. 000-50140

Dear Mr. Todd:

On behalf of our client, ACL Semiconductors Inc. (the “Company”), and in connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced report as set forth in your letter, dated December 11, 2009 (the “Comment Letter”), we wish to update the Commission that the Company is diligently working with its auditors in addressing the Comment Letter.

As disclosed in the Company’s recent Current Report on Form 8-K dated February 9, 2010, the Company changed its auditors, the effect of which has caused a delay in responding to the Comment Letter. In addition, Company personnel are going to be largely unavailable next week to address issues related to the Comment Letter because of the Chinese New Year. Accordingly, the Company expects to submit its response to the Comment Letter by the end of business on March 5, 2010.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ John Watkins

John Watkins

cc:	Jeanne Bennett
Mr. Kenneth Chan
Mr. Alan Yang